

February 13, 2012

Via E-mail
John Gorman
Executive Vice President
Health Enhancement Products, Inc.
7740 East Evans Road
Scottsdale, Arizona 85260

> **Re: Health Enhancement Products, Inc.**
> **Form 10-K**
> **Filed April 15, 2011**
> **File No. 000-30415**

Dear Mr. Gorman:

We have reviewed your response letter filed on January 23, 2012 and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed April 15, 2011

Business Development, page 5

1. We note your response to our prior comment 1 that Ceptazyme, LLC is the purported assignee of Zus Health, LLC, and that the material terms of the agreement with Zus are disclosed in your 10-K. However, the disclosure in your 10-K does not address all of the material terms cited in our prior comment 1. Please revise your disclosure to state the minimum monthly payments that Ceptazyme must make to the company and the minimum units that the company must supply to Ceptazyme, any conditions placed on the parties' respective obligations to purchase and supply ProAlgaZyme, the consequences of failing to meet minimum monthly obligations, and termination provisions.

Patents and Proprietary Rights, page 7

2. We note your responses to our prior comment 2 and your proposal to include revised disclosure in your upcoming 10-K for the fiscal year ended December 31, 2011. With respect to this disclosure specifically, and for any disclosure that you intend to revise in response to our comments in this letter, please provide us with a draft of your proposed changes as soon as possible, so that we may have the opportunity to review and comment on the revisions.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: John G. Nossiff
        The Nossiff Law Firm LLP
        300 Brickstone SQ., ST 201
        Andover, Massachusetts 01810